Exhibit 99.1

Foresight Announces Third Quarter 2019 Financial Results

NESS ZIONA, Israel — November 18, 2019 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the third quarter ended September 30, 2019. Foresight ended the third quarter of 2019 with $13.1 million in cash, cash equivalents and short-term deposits, GAAP net loss of $11.07 million and non-GAAP net loss for the same period of $9.46 million.

“The third quarter was highlighted by our significant progress in penetrating the autonomous vehicle markets in Asia and the United States,” commented Haim Siboni, CEO of Foresight. “Our compelling technological demonstrations in Japan and the United States both led to prototype purchases from Tier One suppliers and we expect our demonstrations in France and Germany to lead to additional cooperation and prototype purchases. Additionally, we expect that our recently announced partnership with Guide Infrared will significantly expand our footprint in greater China. Going forward, we will continue to pursue our successful strategy of increasing our customer base through technological demonstrations.”

Corporate Highlights Q3:

●	Announced Sale of QuadSight™ Prototype to Leading Tier One Japanese Automotive Supplier: Following the completion of a successful technological demonstration in Japan, Foresight announced the sale of a prototype of its QuadSight™ quad-camera vision system targeted for the semi-autonomous and autonomous vehicle market. The system was ordered by a leading Tier One Japanese automotive supplier. Following evaluation, customer satisfaction may lead to additional system orders for mass production. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

●	Signed Agreement with Leading Chinese Infrared Camera Manufacturer: In September, Foresight signed a strategic cooperation agreement with Wuhan Guide Infrared Co. Ltd., a $2.7 billion Chinese corporation. Guide Infrared develops, manufactures and markets infrared thermal imaging systems through its subsidiary, Global Sensor Technology. The agreement provides for cooperation in the integration of Guide Infrared’s solutions with Foresight’s QuadSight vision system, in addition to marketing and distribution throughout greater China.

●	Eye-Net Mobile Completed Successful Large-Scale Trial: In August, Eye-Net Mobile Ltd., a wholly owned subsidiary of Foresight, successfully completed a large-scale trial of its Eye-Net cellular-based accident prevention solution. The trial met all predefined criteria for success, demonstrating the technological proof of concept of the Eye-Net solution on a large scale. More than 8,500 users participated in the six-day trial in Israel and abroad.

●	Conducted Successful U.S. Technological Demonstrations: Foresight completed a series of technological demonstrations of its QuadSight vision system in the Silicon Valley area and in Detroit in July. The demonstration led to the sale of an additional QuadSight prototype to the American subsidiary of a global Tier One automotive supplier. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

●	Eye-Net Mobile Performed Controlled-Environment Trial: Eye-Net Mobile successfully completed a controlled-environment trial of its cellular-based accident prevention solution. The trial was conducted for a leading global vehicle manufacturer and was conducted in a designated test track. The trial met all predefined objectives in all scenarios, and the two parties discussed potential integration of the Eye-Net solution in the vehicle manufacturer’s connected car platform.

Third Quarter 2019 Financial Results

●	Research and development (R&D) expenses, net for the three months ended September 30, 2019 were $2,547,000, compared to $2,217,000 in the three months ended September 30, 2018. During the third quarter of 2019, we continued accelerated subcontracted services.

●	General and administrative (G&A) expenses for the three months ended September 30, 2019 were $893,000, compared to $872,000 in the three months ended September 30, 2018.

●	GAAP net loss for the three months ended September 30, 2019 was $3,931,000, or $0.03 loss per ordinary share, compared to GAAP net loss of $3,758,000, or $0.03 loss per ordinary share, in the three months ended September 30, 2018. The change is attributed mainly to the acceleration of research and development goals.

●	Non-GAAP net loss for the three months ended September 30, 2019 was $3,439,000, or $0.02 loss per ordinary share, compared to a non-GAAP net loss of $3,759,000, or $0.03 loss per ordinary share, in the three months ended September 30, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses and revaluation of derivative warrant liability.

Nine months 2019 Financial Results

●	R&D expenses, net for the nine months ended September 30, 2019 were $7,007,000, compared to $6,478,000 in the nine months ended September 30, 2018. The increase is attributed mainly to accelerated subcontracted services.

●	G&A expenses for the nine months ended September 30, 2019 were $2,666,000, compared to $2,813,000 in the nine months ended September 30, 2018. The decrease is attributed primarily to stock-based compensation expenses.

●	GAAP net loss for the nine months ended September 30, 2019 was $11,069,000, or $(0.07) per ordinary share, compared to a GAAP net loss of $5,243,000, or ($0.04) per ordinary share, in the nine months ended September 30, 2018. The increase is attributed mainly to revaluation of other investments in the amount of $5,328,000 and to revaluation of derivative warrant liability in the amount of $1,993,000, both recorded under financing income, net in the nine months ended September 30, 2018.

●	Non-GAAP net loss for the nine months ended September 30, 2019 was $9,457,000, or $(0.06) per ordinary share, compared to a non-GAAP net loss of $10,944,000, or $(0.09) per ordinary share, in the nine months ended September 30, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash, cash equivalents and short-term deposits totaled $13.1 million as of September 30, 2019, compared to $19.3 million on September 30, 2018.

●	Investments in Rail Vision totaled $7.4 million as of September 30, 2019, compared to $13.1 million as of September 30, 2018. The decrease is attributed primarily to gains from revaluation of other investments (Rail Vision warrants) recorded in the nine months ended September 30, 2018, the expiration of Rail Vision warrants during the nine months ended September 30, 2019, and by equity in net loss of Rail Vision’s results.

●	GAAP shareholders’ equity totaled $20.3 million as of September 30, 2019, compared to $23.6 million as of December 31, 2018.

●	Non-GAAP shareholders’ equity totaled $20.6 million as of September 30, 2019, compared to $23.3 million as of December 31, 2018.

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided following the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments and derivative warrant liability.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial measures of net loss for the periods presented that exclude the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that it expects demonstrations in France and Germany to lead to additional cooperation and prototype purchases, that its partnership with Guide Infrared will significantly expand its footprint in greater China, continuing to pursue its strategy of increasing customer base through technological demonstrations, that customer satisfaction may lead to additional system orders for mass production, revenue from prototype system sales, cooperation with Wuhan Guide Infrared Co. Ltd., and potential integration of the Eye-Net solution in a vehicle manufacturer’s connected car platform. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Foresight’s burn rate, its ability to generate revenue, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of September 30, 2019, Foresight’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Foresight’s ability to continue as a going concern. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2019	As of September 30, 2018	As of December 31, 2018
ASSETS

Current assets:
Cash and cash equivalents	$5,070	$11,172	$3,158
Short term deposits	8,068	8,109	12,506
Marketable equity securities	36	24	23
Other investments	-	5,574	345
Other receivables	773	526	471
Total current assets	13,947	25,405	16,503

Non-current assets:
ROU asset	1,340	-	-
Investment in affiliate company	7,400	7,559	7,568
Fixed assets, net	668	827	787
	9,408	8,386	8,355

Total assets	$23,355	$33,791	$24,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$675	$223	$344
Operating lease liability	413	-	-
Other accounts payables	892	928	947
Derivative warrant liability	-	2	-
Total current liabilities	1,980	1,153	1,291

Non-current liabilities:
Operating lease liability	1,068	-	-
Derivative warrant liability	-	76	-
			-
Total liabilities	3,048	1,229	1,291

Shareholders’ equity:
Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	65,330	57,102	57,521
Accumulated deficit	(45,023)	(24,540)	(33,954)
Total stockholders’ equity	20,307	32,562	23,567

Total liabilities and stockholders’ equity	$23,355	$33,791	$24,858

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
Research and development expenses, net	(7,007)	(6,478)	(2,547)	(2,217)

Marketing and sales	(1,616)	(775)	(519)	(234)

General and administrative expenses	(2,666)	(2,813)	(893)	(872)

Operating loss	(11,289)	(10,066)	(3,959)	(3,323)

Equity in net loss of an affiliated company	(168)	(2,112)	(184)	(1,035)

Financing income, net	388	6,935	212	600

Net loss	(11,069)	(5,243)	(3,931)	(3,758)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018

Net cash used in operating activities
Loss for the Period	(11,069)	(5,243)	(3,931)	(3,758)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	2,259	(2,962)	827	143

Net cash used in operating activities	(8,810)	(8,205)	(3,104)	(3,615)

Cash Flows from Investing Activities
Changes in short term deposits	4,438	4,060	4,212	3,053
Proceeds from other investments	21	-	-	-
Investment in affiliate company	-	(4,479)	-	(1,990)
Purchase of fixed assets	(73)	(708)	(34)	(282)

Net cash provided by (used in) investing activities	4,386	(1,127)	4,178	785

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	6,521	11,208	-	5,403
Exercise of warrants and options, net of issuance expenses	-	159	-	-

Net cash provided by financing activities	6,521	11,367	-	5,403

Effect of exchange rate changes on cash and cash equivalents	(185)	(499)	(51)	116

Increase in cash and cash equivalents	1,912	1,536	1,023	2,689
Cash and cash equivalents at the beginning of the period	3,158	9,636	4,047	8,483

Cash and cash equivalents at the end of the period	5,070	11,172	5,070	11,172

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	1,286	1,620	450	440
Depreciation	193	170	65	80
Revaluation of derivative warrant liability	1	(1,993)	(42)	(441)
Equity in loss of an affiliated company	168	2,112	184	1,035
Revaluation of securities	(13)	(2)	(5)	20
Revaluation of other investments	324	(5,328)	-	-
Exchange rate changes on cash and cash equivalents	185	499	51	(116)

Changes in assets and liabilities:
increase in other receivables	(302)	(44)	(264)	(186)
Increase (decrease) in Trade payables	331	(107)	368	(83)
Change in operating lease liability	105	-	30
Increase (decrease) in other accounts payable	(19)	111	(10)	(606)

Adjustments to reconcile profit (loss) to net cash used in operating activities	2,259	(2,962)	827	143

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of September 30, 2019	As of September 30, 2018	As of December 31, 2018
GAAP Shareholders' equity	20,307	32,562	23,567
Revaluation of other investments	324	(5,328)	(316)
Derivative warrant liability	-	78	--
Non-GAAP Shareholders' equity	20,631	27,312	23,252

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30		Three months ended September 30,
	2019	2018	2019	2018
GAAP operating loss	(11,289)	(10,066)	(3,959)	(3,323)
Stock-based compensation in research and development	442	491	158	142
Stock-based compensation in sales and marketing	152	143	54	47
Stock-based compensation in general and administrative	692	986	238	251
Non-GAAP operating loss	(10,003)	(8,446)	(3,509)	(2,883)

GAAP Financing income (expenses), net	388	6,935	212	600
Revaluation of other investments	324	(5,328)	-	-
Revaluation of derivative warrant liability expenses (income)	1	(1,993)	42	(441)
Non-GAAP Financing income (expenses), net	713	(386)	254	159

GAAP net profit (loss)	(11,069)	(5,243)	(3,931)	(3,758)
Stock-based compensation expenses	1,286	1,620	450	440
Revaluation of other investments	324	(5,328)	-	-
Revaluation of derivative warrant liability	1	(1,993)	42	(441)
Non-GAAP net loss	(9,457)	(10,944)	(3,439)	(3,759)